Exhibit 2.1B

ASSIGNMENT

THIS ASSIGNMENT (this “Assignment”), dated and effective as of June 11, 2012, is by and among Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent”) and Jazz Pharmaceuticals, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Assignee”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent has entered into that certain Agreement and Plan of Merger, dated as of April 26, 2012 (the “Merger Agreement”), with Jewel Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent, EUSA Pharma Inc., a Delaware corporation, and Essex Woodlands Health Ventures, Inc., a Delaware corporation, Mayflower L.P., a Jersey limited partnership, and Bryan Morton in their capacity as the representatives of the Participants;

WHEREAS, Parent may assign, delegate and transfer its rights, interests and obligations in the Merger Agreement to an Affiliate of Parent without the prior written approval of any other Party to the Merger Agreement in accordance with Section 11.4 of the Merger Agreement;

WHEREAS, Assignee is an Affiliate of Parent;

NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

AGREEMENT

1. Assignment and Assumption. Parent hereby assigns, delegates and transfers its rights, interests and obligations in the Merger Agreement to Assignee. Assignee hereby accepts the assignment, delegation and transfer of Parent’s rights, interests and obligations in the Merger Agreement and hereby acknowledges that Assignee shall be considered the “Buyer” for all purposes in the Merger Agreement;

2. Guarantee. Parent hereby agrees to cause Assignee to fulfill all of the Buyer’s obligations under the Merger Agreement and shall cause Assignee to fulfill all such obligations and shall remain jointly and severally liable with Assignee for any and all obligations of the Buyer under the Merger Agreement.

3. Miscellaneous. This Assignment shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any choice or conflict of law principles of any jurisdiction. This Assignment and the agreements referred to herein set forth the entire understanding of the parties relating to the subject matter hereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof. This Assignment may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same agreement and may be executed by means of signatures transmitted by facsimile or e-mail. Each provision of this Assignment is separable from every other provision of this Assignment, and each part of each provision of this Assignment is separable from every other part of such provision. Each of the parties hereto represents and warrants that it has full corporate power and authority to execute and deliver this Assignment.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, each of the parties has duly executed this Assignment as of the date first written above.

Parent:

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ David Brabazon
Name:	David Brabazon
Title:	Senior Vice President, Finance, Dublin

Assignee:

JAZZ PHARMACEUTICALS, INC.

By:	/s/ Bruce C. Cozadd
Name:	Bruce C. Cozadd
Title:	Chief Executive Officer

[Signature Page to Assignment]